UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.3)*

Uroplasty Inc.
------------------------------------------------------
(Name of Issuer)

Common Stock
---------------------------------
(Title of Class of Securities)

917277204
-----------------------
(Cusip Number)

December 31, 2009
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)Babson Capital Management LLC
[X]  Rule 13d-1    (c)Cobbs Wharf Master Fund, L.P.
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 8 Pages





CUSIP No  917277204 		   Page 2 of 8 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power

						0
	Number of	         	-----------------------------
	shares	                6.	Shared Voting Power
	beneficially
	owned by				0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                  	0
					 -----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 				0
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	      	0%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA







CUSIP No  917277204 		   Page 2 of 8 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Cobbs Wharf Master Fund, L.P.
----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power

						0
	Number of	         	-----------------------------
	shares	                6.	Shared Voting Power
	beneficially
	owned by				0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                  	0
					 -----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 				0
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	      	0%
      ----------------------------------------------------------------
12.	Type of Reporting person
	PN




CUSIP No  917277204 		   Page 4 of 8 Pages
----------------------------------------------------------------

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

 Uroplasty, Inc.


1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

		5420 FELTL ROAD
                MINNETONKA MN 55343


ITEM 2(A):  NAME OF PERSON FILING:
(i)   Babson Capital Management LLC (Babson) as investment adviser.
(ii)  Cobbs Wharf Master Fund, L.P. (Cobbs Wharf)

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Babson Capital Management LLC
470 Atlantic Avenue
Boston, MA   02210-2208

Cobbs Wharf Master Fund, L.P.
470 Atlantic Avenue
Boston, MA   02210-2208


ITEM 2(C):  CITIZENSHIP:

	See Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:
(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:
(a)AMOUNT BENEFICIALLY OWNED: Babson Capital Management LLC
(Babson Capital) in its capacity as investment adviser, is no longer the beneficial owner of shares of common stock of the Issuer which were previously owned by investment advisory client(s).

Cobbs Wharf Master Fund, L.P. no longer beneficially owns shares. Cobbs Wharf Master Fund, L.P., a Cayman Islands limited Partnership to which Babson Capital served as investment adviser, was liquidated and has ceased operations and the shares of Uroplasty, Inc. previously reported in the Schedule 13G amendment(2), were sold as part of the Fund's liquidation.





CUSIP No  595125105		   Page 5 of 8 Pages
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ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five per cent of the class of securities check the following: [x]


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

	Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:


     	Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

    	Not Applicable


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

	Not Applicable

ITEM 10:  CERTIFICATION:
BABSON CAPITAL MANAGEMENT LLC CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	Date: February 12, 2010


	Babson Capital Management LLC
	By: // Melissa Lagrant //
        Name:  Melissa Lagrant
	Title: Managing Director





CUSIP No 595125105		   Page 6 of 8 Pages
----------------------------------------------------------------
COBBS WHARF MASTER FUND, L.P. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date: February 12, 2010

		Cobbs Wharf Master Fund, L.P.
		By: Cobbs Wharf Management, LLC
		Its General Partner

	       	By: // Melissa Lagrant //
               	Name:  Melissa Lagrant
	       	Title: Managing Director




CUSIP No 595125105		   Page 7 of 8 Pages
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JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the amended Schedule 13G filed on or about this date and any future amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Uroplasty, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



       	Date: February 12, 2010



	Babson Capital Management LLC
	_____________________________
	By: // Melissa Lagrant //
        Name:  Melissa Lagrant
	Title: Managing Director




	Date: February 12, 2010


	Cobbs Wharf Master Fund, L.P.
	_____________________________
	By: Cobbs Wharf Management, LLC
	Its General Partner

	By: // Melissa Lagrant //
        Name:  Melissa Lagrant
	Title: Managing Director





CUSIP No  595125105		   Page 8 of 8 Pages
----------------------------------------------------------------


February 12, 2010


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413



Re:	SCHEDULE 13G ON BEHALF OF UROPLASTY INC FOR THE YEAR
	ENDING DECEMBER 31, 2009


Dear Sir or Madam:

Babson Capital Management LLC and Cobbs Wharf Master Fund, L.P.
are filing today an amended Schedule 13G through the EDGAR system as required by Section 240.13d-1(b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed were owned by various investment advisory clients of Babson Capital.
Babson Capital may have been deemed to be a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possessed pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3731.

Sincerely,



// Melissa Lagrant //
Melissa Lagrant
Mananging Director